May 6, 2009

Via Federal Express

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0402

Attn:	Joseph Foti

  Juan Migone

Re:	C.H. Robinson Worldwide, Inc.

Form 10-K for the year ended December 31, 2008

Filed February 27, 2009

File Number: 000-23189

Definitive Proxy Statement on Schedule 14A

Filed April 2, 2009

File Number: 000-23189

Dear Mr. Foti:

This letter is being submitted in response to the April 24, 2009 comment letter (the “Comment Letter”) received by C.H. Robinson Worldwide, Inc. (the “company”) from the United States Securities and Exchange Commission ( the “SEC”). The Comment Letter provided comments of the SEC staff on the Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on February 27, 2009 (the “Annual Report”) and the definitive Proxy Statement on Schedule 14A filed with the SEC on April 2, 2009 (the “Proxy Statement”).

For ease of reference, the headings and comments contained in the Comment Letter have been set forth below followed by the company’s written response.

Form 10-K for the fiscal year ended December 31, 2008

Item 7- MD&A

Results of Operations

2008 Compared to 2007, page 23

1.	We note your discussion and analysis of costs of goods sold is significantly limited and in the context of gross profit, which does not address your expenses directly. We believe your gross profit disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand-alone basis (not in the context of gross profit). Further, we believe such disclosure should be more comprehensive than that currently presented and include separate quantification and discussion of changes in significant components of costs of goods sold, such as direct labor and materials, production costs, indirect costs, allocated general and administrative costs, as well as independent research and developments costs.

Response: We will eliminate the use of the term gross profits and adopt a new term of “net revenue” in our MD&A to better reflect our own internal analysis and to make our MD&A more consistent with other public companies in the industry. Net revenue will be defined in our MD&A as revenues less direct costs of transportation, products and handling, and will continue to be a primary focus in our discussions of operating performance. We will expand our discussions of our cost of transportation, products and handling in future discussions of our net revenues. We believe our net revenues are an important measure of our performance as we buy and sell goods and services provided by third parties. Both our revenues and costs tend to increase and decrease based on various market factors including fuel costs, the amount of available transportation capacity relative to the demand for transportation services in the market place, weather conditions, changes to regulations and various other factors that impact the cost to carriers and the growers of produce. We believe the most meaningful discussion for our business is to describe how market dynamics are impacting the difference between our sales price and direct costs of transportation and products purchased.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 32

2.

We note from the description of your business model that your personnel are an integral part of your revenue generation processes and future revenue growth. In this regard, your personnel provide the logistical support requested by your customers and their ability to provide such support is critical to your operations. Therefore, in being a service company, it appears personnel costs is a major component in providing a service activity that should be included before reporting a performance (profitability) measure and we believe that the presentation of a gross profit measure that excludes your personnel costs is not appropriate. In addition, based on the reporting by others in your industry, your presentation does not appear to conform to standard industry practice. Therefore, in absence of compelling evidence or authoritative guidance indicating that providing this performance measure would not be misleading to your investors, please discontinue your presentation of gross profit and revise your results of operations discussion in MD&A as necessary.

Response: We will eliminate the performance measure “gross profit” from our Consolidated Statement of Operations in future filings and discontinue the use of the term gross profit in our MD&A as described in our response to comment above. As described under the heading “Our business model” in the Overview section of our Management Discussion and Analysis of Financial Condition and Results of Operations, our net revenues are the primary indicator of our ability to source, add value and sell services and products that are provided by third parties and we consider them to be our primary performance measurements. This is consistent with the way investors, analysts and others in our industry describe and analyze businesses of our type.

Definitive Proxy Statement on Schedule 14A

2008 Compensation Discussion and Analysis, page 12

Elements of Compensation, page 13

3.	We note that while incentive compensation is calculated based on each individual executive’s individual incentive plan, you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. In future filings, please disclose these targets and explain how your incentive awards are specifically structured around such targets. Please also note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response: We understand the requirements of Item 402(b), and believe we have met those requirements, as our incentive compensation is not based on specific targets. As discussed under the heading “Non-Equity Incentive Plan Compensation” in Section II of our “2008 Compensation Discussion and Analysis,” we reward executives based on our pre-tax income. Our incentive compensation program distributes incentive compensation on a cumulative basis as we achieve progressive tiers of actual profitability, and it is not based on achievement of pre-established targets. Each executive’s plan pays varying percentages of adjusted pre-tax income based upon either various ranges of our consolidated adjusted pre-tax income or by the adjusted pre-tax income of the group of branches they supervise. The incentive agreements of the Named Executive Officers have tiers of adjusted pre-tax income that range in size from $10 million to $100 million. Each executive is paid a specified percentage of the adjusted pre-tax income achieved within each tier. The tiers are not designed to provide incentives to achieve some minimum level of operating results, but rather the tiers provide variable, performance-based employee compensation beginning with the first dollar of profitability. As a result, we respectfully submit that we do not have performance targets within the meaning of the rules.

Compensation Process, page 18

4.	We note that compensation decisions are based in part on consideration of market data for transportation companies. In future filings, please identify the companies that you have relied upon for benchmarking purposes, if applicable. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year, including a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response: The company respectfully submits that it is not required to identify the companies used in the survey comparison groups, as our use of these surveys did not entail “benchmarking” in the context in which it is used in Item 402(b)(xiv) of Regulation S-K. As discussed under the heading “Cash Compensation” in Section III of our “2008 Compensation Discussion and Analysis,” the study included many different surveys. It was concluded that there was not an evident group of peer companies; therefore, utilizing averages of multiple surveys was chosen only to establish reference points. We further describe that we only conduct this study every two to three years and that other factors such as an executive’s performance, responsibilities, position tenure and experience are weighted more heavily. Our approach was not formulaic. Since we did not “benchmark” to a group of companies, but rather looked at many different data sets and averaged them to only establish “reference points,” we don’t believe a discussion of our percentiles in relation to these reference points of total compensation and components of compensation would be meaningful.

As requested in the Comment Letter, this correspondence shall also serve as the company’s written acknowledgement that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this information proves useful and responsive. If you require further information or would care to discuss these responses to the Comment Letter in greater detail, please have someone from your office contact me at their convenience at 952-937-7779.

Very truly yours,

Chad Lindbloom

Senior Vice President and Chief Financial Officer

CL/jn